                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                               ATRION CORPORATION
                       (Name of Subject Company (Issuer))

                               ATRION CORPORATION
                        (Name of Filing Person (Offeror))

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    049904105
                      (CUSIP Number of Class of Securities)

                                 EMILE A. BATTAT
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                              ONE ALLENTOWN PARKWAY
                             ALLEN, TEXAS 75002-4211
                                 (972) 390-9800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies To:
                            B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                        420 20TH STREET NORTH, SUITE 1600
                            BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                            CALCULATION OF FILING FEE
                  Transaction Valuation: Amount of Filing Fee:
                            $8,050,000(1) $651.25(2)*

(1) Calculated solely for the purpose of determining the filing fee, based upon the purchase of 350,000 shares of Common Stock at the tender offer price per share of $23.00.

(2)      Calculated at $80.90 per million.


* Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $651.25         Filing Party:    Atrion Corporation
Form or Registration No.:    Schedule TO     Date Filed:      March 18, 2003

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  INTRODUCTION

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, dated March 18, 2003, filed by Atrion Corporation (the "Company"), a Delaware corporation, with the Securities and Exchange Commission (the "Schedule TO") relating to an offer by the Company to purchase up to 350,000 shares of its common stock, par value $.10 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended, are hereinafter referred to as the "Shares") at a price of $23.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2003 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer and the Schedule TO.

Item 11   ADDITIONAL INFORMATION

Item 11(b) is hereby supplemented to reflect the following amendments to the
Offer:

(i)      Section 1 of the Offer to Purchase is hereby amended by:

                  (A) Deleting the parenthetical "(with appropriate adjustments to avoid purchase of fractional shares)" in the first sentence of the fourth paragraph and adding the following in lieu thereof: ", with the number of Shares to be rounded up or down to result in the purchase of whole Shares rather than fractional Shares from each stockholder."

                  (B) Deleting the words "and commence payment for any Shares purchased pursuant to the Offer" from the fifth sentence of the fourth paragraph and by adding the following sentence immediately after the fifth sentence of said paragraph: "The Company will pay for Shares purchased pursuant to the Offer promptly after the Expiration Date."

(ii) Section 2 of the Offer to Purchase is hereby amended by deleting the words "Odd Lot Holders" in the fourth paragraph and substituting the following in lieu thereof: "odd lot holders (meaning stockholders who own beneficially or of record an aggregate of fewer than 100 Shares)"

(iii)    Section 5 of the Offer to Purchase is hereby amended by:

                  (A) Amending the first sentence so that it will read as follows: "Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will pay for (and thereby purchase) Shares validly tendered and not withdrawn prior to the Expiration Date."

                  (B) Deleting the first sentence of the fourth paragraph and substituting the following sentence in lieu thereof: "In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and pay for Shares purchased until approximately five business days after the Expiration Date."

(iv)     Section 6 of the Offer to Purchase is hereby amended by:

                  (A) Deleting the phrase "or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries" from clause (ii) of paragraph (a)

                  (B) Adding the phrase ", other than war or armed hostilities in Iraq or the surrounding region" at the end of clause
         (iii) of paragraph (c)

                  (C) Deleting paragraph (e) and substituting in lieu thereof the following paragraph:


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

                  "(e) any change in the general political, market, economic, or financial conditions in the United States or abroad that, in the Company's reasonable judgment, could have a material adverse effect on the Company's or its subsidiaries' business, condition (financial or otherwise), income, operations or prospects, taken as a whole."

(v) Section 13 of the Offer to Purchase is hereby amended to delete the penultimate sentence of the section.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ATRION CORPORATION

                                    By: /s/ Emile A. Battat
                                       ------------------------------------
                                    Name:  Emile A. Battat
                                    Title: Chairman, President and Chief
                                           Executive Officer

Dated: April 2, 2003


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